EXHIBIT 99.1
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CONSENT OF GRANT THORNTON LLP

We hereby consent to the inclusion in Compton Petroleum Corporation's Annual Report on Form 40-F for the year ended December 31, 2002 of our audit report dated March 14, 2003, on the consolidated balance sheets of Compton Petroleum Corporation as at December 31, 2002 and 2001, and the consolidated statements of earnings and retained earnings and cash flow for each of the years in the three year period ended December 31, 2002, to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

         /s/ Grant Thornton LLP
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         Chartered Accountants
         Calgary, Alberta
         March 14, 2003